

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 28, 2017

Via E-mail
Mr. Ilia Tomski, President
Star Alliance International Corp.
(f/k/a Asteriko Corp.)
616 Corporate Way Suite 2-6834
Valley Cottage, NY 10989

      Re: Asteriko Corp.
            Form 10-K for the year ended June 30, 2016
            Filed September 9, 2016
            File No. 333-197692

Dear Mr. Tomski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ John Cash

                John Cash
                Branch Chief
                Office of Manufacturing and Construction

Cc: David E. Price, Esq.